File No.  811-23162
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE “1940 ACT”), FOR AN ORDER GRANTING EXEMPTIONS FROM SECTIONS 18(c) AND
18(i) OF THE 1940 ACT, AND FOR AN ORDER PURSUANT TO SECTION 17(d) UNDER THE 1940 ACT AND RULE 17d-1 THEREUNDER.

PROSPECT INVESTMENT CORPORATION
PROSPECT CAPITAL MANAGEMENT L.P.

Written and oral communications regarding this Application should be addressed to:

George M. Silfen, Esq.
Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, NY 10036
(212) 715-9522

August 12, 2016
This Application (including Exhibits) contains 19 pages.

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the Matter of:

PROSPECT INVESTMENT CORPORATION PROSPECT CAPITAL MANAGEMENT L.P.
APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE “1940 ACT”), FOR AN ORDER GRANTING EXEMPTIONS FROM SECTIONS 18(c) AND 18(i) OF THE 1940 ACT AND PURSUANT TO SECTION 17(d) UNDER THE 1940 ACT AND RULE 17d-1 THEREUNDER

Investment Company Act of 1940
File No. 811-23162

I. THE PROPOSAL

1.    Prospect Investment Corporation (the “Fund”) and Prospect Capital Management L.P. (the “Adviser” and together with the Fund, the “Applicants”), each located at 10 East 40th Street, 42nd Floor New York, New York 10016, hereby seek an order of the Securities and Exchange Commission (the “Commission”), (i) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”) granting exemptions from Section 18(c) and 18(i) of the 1940 Act and (ii) pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, to permit the Fund to issue multiple classes of shares (“Classes”), with varying sales loads and asset-based service and/or distribution fees as described more fully in this application (the “Application). The Applicants represent that each investment company presently intending to rely on the order requested in this Application is listed as an Applicant.
2.    The Fund is a Maryland corporation registered under the 1940 Act as a closed-end management investment company. The Fund is classified as a non-diversified investment company under the 1940 Act. The investment objective of the Fund is to generate current income and, on a secondary basis, capital appreciation.
The Fund anticipates seeking to achieve its investment objectives by originating and/or investing in senior secured corporate loans, mezzanine or subordinated secured or unsecured debt, syndicated loans, convertible securities, structured credit instruments, real estate, one-stop yield buyouts, and other yield-oriented investments. The Fund also anticipates investing in a basket of income generating publicly-traded securities (up to 20% of the Fund's assets).

3.    Following the close of the initial offering, prospective investors must submit subscriptions to one of the brokers or dealers retained by the Fund’s distributor (the “Distributor”) to act as selling agents (“Selling Agents”) prior to the close of business on the day of the month communicated by such Selling Agents to their customers.  The Fund will offer shares monthly on an ongoing basis.  Subscriptions will be accepted on the first business day of each calendar month and the Fund’s shares will be priced at the net asset value per share (“NAV”) as of that date, plus any applicable sales load.  Investors who purchase shares of the Fund, and other persons who acquire shares become shareholders of the Fund (the “Shareholders”).
The Fund anticipates issuing a class of shares (the “Class W Shares”) that is not subject to any sales loads, Rule 12b-1 distribution fee, Rule 12b-1 service fee or non-Rule 12b-1 service fee. It is also proposed that the Fund will create an additional class of shares pursuant to Rule 18f-3 (the “Class A Shares”). The Class A Shares will adopt a distribution and service plan in voluntary compliance with Rules 12b-1 and 17d-3 under the 1940 Act, as if such rules applied to closed-end management investment companies (“Distribution and Service Plan”). The Applicants note that the Distribution and Service Plan will be adopted voluntarily in a manner consistent with Rule 12b-1, including securing shareholder approval, as needed.
All distribution fees (“Distribution Fees”) and service fees (“Service Fees”) with respect to Class A Shares would be paid pursuant to a Distribution and Service Plan adopted by the Fund with respect to the applicable class. Under the proposed and any future Distribution and Service Plan, the Fund, either directly or through the Distributor, would compensate brokers, dealers, or other financial intermediaries for activities primarily intended to result in the sale of shares and for personal services provided to shareholders and/or the maintenance of shareholder accounts. Applicants represent that these asset-based Distribution and Service Fees will comply with the provisions of Rule 2830(d) of the Conduct Rules of the National Association of Securities Dealers, Inc. (“NASD”), as such rule may be amended, or any successor rule thereto (the “NASD Conduct Rule 2830”)1. Applicants note that, prior to adoption, the Distribution and Service Plan will be approved by a majority of the Board of Trustees of the Fund, (the “Board”), including a majority of the Trustees who are not interested persons of the Fund within the meaning of Section 2(a)(19) of the 1940 Act, and who have no direct or indirect financial interest in the operation of the Distribution and Service Plan or in any agreements related to the Distribution and Service Plan, as provided for in Rule 12b-1.
From time to time, the Board of the Fund may create and offer additional new Classes.
4.    The Fund’s shares are not listed on any securities exchange or quoted on any quotation medium and there is no expectation that a secondary market will develop for the shares. Shareholders do not have the right to require the Fund to redeem shares, the Fund may from time to time offer to repurchase shares pursuant to written tenders by Shareholders in accordance with Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “1934
1 Any references to NASD Conduct Rule 2830 include any successor or replacement Financial Regulatory Authority Rule to NASD Conduct Rule 2830.

Act”) (“Repurchases”), in order to provide a limited degree of liquidity to Shareholders. Repurchases of the Fund’s shares will be made at such times, in such amounts and on such terms as may be determined by the Fund’s Board, in its sole discretion. In determining whether the Fund should offer to Repurchase shares, the Board of Trustees of the Fund will consider a variety of operational, business and economic factors. The Adviser anticipates recommending that the Board authorize the Fund to offer to Repurchase shares from Shareholders quarterly based on the then current NAV. As discussed above, the Fund’s Repurchases would be conducted pursuant to Rule 13e-4 under the 1934 Act.
5.    As with open-end management investment companies that issue multiple classes pursuant to Rule 18f-3 under the 1940 Act, the different Classes of the Fund will represent investments in the same portfolio of securities but will be subject to different expenses (such as different asset-based Distribution Fee and/or Service Fee). Thus, the net income attributable to, and any dividends payable on, each Class will differ from each other from time to time. As a result, the NAV of the Classes may differ over time.
6.    In addition to the Class W Shares, the Fund currently expects to offer Class A Shares which would be offered pursuant to a Distribution and Service Plan at NAV and would be subject to a sales load, a Distribution Fee and a Service Fee.
The structure of the proposed Classes are described in detail below under “Statement of Facts — Proposed Class Structure and Characteristics.”
7.    From time to time, the Board of the Fund may create and offer additional Classes of the Fund including Classes that may be offered with sales loads, Distribution Fees and/or Service Fees. Any additional Classes subject to a Distribution and Service Plan would be offered at NAV, plus any applicable sales charge, and would comply with Rule 12b-1 under the 1940 Act and NASD Conduct Rule 2830.
8.    A number of precedents exist for the implementation of a multiple-class system for closed-end funds substantially similar to the relief sought by Applicants.

II. STATEMENT OF FACTS
A.    The Applicants
1.    The Fund is a Maryland corporation registered under the 1940 Act as a closed-end management investment company. The Fund is also registered under the 1933 Act. The Fund is classified as a non-diversified investment company under the 1940 Act. The Fund was organized under the laws of Maryland on October 6, 2010.
2.    The Adviser is a limited partnership formed under the laws of the state of Delaware. The Adviser serves as investment adviser to the Fund. The Adviser is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). Each other investment adviser to the Fund will also be registered under the Advisers Act.

B.    Proposed Class Structure and Characteristics
1.    The Fund does not continuously redeem shares as does an open-end management investment company. Unlike shares of many closed-end management investment companies, shares of the Fund are not listed on any securities exchange and do not trade on an over-the-counter system such as Nasdaq. Furthermore, it is not expected that any secondary market will ever develop for the Fund’s shares. However, in order to provide a limited degree of liquidity to Shareholders, the Adviser anticipates recommending that the Fund Board authorize the Fund to Repurchase shares as of the end of each calendar quarter at their then-current NAV pursuant to Rule 13e-4 under the 1934 Act. Repurchases will be made at such times, in such amounts and on such terms as may be determined by the Board, in its sole discretion. The Fund will offer Class W Shares at NAV.
2.    The Fund proposes to offer multiple Classes, such as the Class W Shares and Class A Shares, described below. Additional Classes may permit an investor to choose the method of purchasing shares that the investor deems most beneficial, based on factors applicable to the investor and may allow the Fund to raise capital through different distribution channels.
3.    The Fund anticipates making a continuous public offering of its Class W Shares following the effectiveness of its initial registration statement (File Nos. 333-212022 and 811-23162) filed on June 15, 2016, in accordance with the 1933 Act and the 1940 Act.
4.    Class A Shares would be subject to: (1) minimum purchase, (2) sales load, (3) Service Fee and (4) the Distribution Fee, pursuant to the Distribution and Service Plan.
5.    The Class W Shares will be subject to minimum purchase and eligible investor requirements and will be offered at NAV without being subject to a sales load or Distribution Fee or Service Fee pursuant to the Distribution and Service Plan.
6.    Actual fees approved and adopted may vary, but a Class could not have Service Fees and/or Distribution Fees subject to a Distribution and Service Plan in excess of the limits set forth in NASD Conduct Rule 2830.
7.    All expenses incurred by the Fund will be allocated among its various Classes based on the net assets of the Fund attributable to each such Class, except that the NAV and expenses of each Class will reflect the expenses associated with the Distribution and Service Plan of that Class (if any), and any other incremental expenses of that Class (including transfer agency fees, if any).
8.    In addition to the Distribution Fee and Service Fee, each Class of the Fund may, by action of the Fund’s Board, also pay a different amount of the following expenses if such expenses are actually incurred in a different amount by that class, or if the class receives services of a different kind or to a different degree than other classes:
(1) administrative and/or accounting or similar fees (each as described in the Fund’s prospectus);

(2) legal, printing and postage expenses related to preparing and distributing to current Shareholders of a specific Class materials such as Shareholder reports, prospectuses, and proxies;
(3) Blue Sky fees incurred by a specific Class;
(4) Commission registration fees incurred by a specific Class;
(5) expenses of administrative personnel and services required to support the Shareholders of a specific Class;
(6) Trustees’ fees incurred as a result of issues relating to a specific Class;
(7) Auditors’ fees, litigation expenses, and other legal fees and expenses relating to a specific Class;
(8) incremental transfer agent fees and shareholder servicing expenses identified as being attributable to a specific Class;
(9) account expenses relating solely to a specific Class;
(10) expenses incurred in connection with any shareholder meetings as a result of issues relating to a specific Class; and
(11) any such other expenses (not including advisory or custodial fees or other expenses related to the management of the Fund’s assets) actually incurred in a different amount by a Class or related to a Class’ receipt of services of a different kind or to a different degree than another Class.
9.    Any income, gain, loss and expenses of the Fund not allocated to specific Classes as described above shall be charged to the Fund and allocated to each Class of the Fund in a manner consistent with Rule 18f-3(c)(1) under the 1940 Act.
10.    From time to time, the Board of the Fund may authorize the creation of additional Classes, which vary from the Classes described above in the following respects: (1) the amount of fees permitted by a Distribution and Service Plan as to such Class; (2) voting rights with respect to a Distribution and Service Plan as to such Class; (3) different class designations; (4) differences in any dividends and NAV resulting from differences in fees under a Distribution and Service Plan or in Class expenses; (5) any sales load structure; and (6) any conversion features, as permitted under the 1940 Act. The Fund will comply with the provisions of Rule 18f-3 under the 1940 Act, as if it were an open-end management investment company. Accordingly, the Fund’s repurchase offers will be made to all of its Classes at the same time, in the same proportional amounts and on the same terms, except for differences in NAV resulting from differences in fees under a Distribution and Service Plan or in Class expenses.
11.    Because of the different sales loads, Distribution Fees, Service Fee, and any other Class expenses that may be attributable to the different Classes, the net income attributable to,

and any dividends payable on, each Class may differ from each other from time to time. As a result, the NAV of the Classes may differ over time. Expenses of the Fund, respectively allocated to a particular Class of the Fund’s shares will be borne on a pro rata basis by each outstanding share of that Class.
III. EXEMPTIONS REQUESTED
The Multiple Class System
Applicants request exemptive relief to the extent that the proposed issuance and sale of multiple Classes of the Fund may be deemed: (1) to result in the issuance of a “senior security” within the meaning of Section 18(g) of the 1940 Act and thus be prohibited by Section 18(c); and (2) to violate the equal voting provisions of Section 18(i) of the 1940 Act.
The Applicants request an order pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder to the extent necessary for the Fund to pay asset-based Distribution Fees and/or Service Fees.
IV. COMMISSION AUTHORITY
Pursuant to Section 6(c) of the 1940 Act, the Commission may, by order on application, conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of the 1940 Act or from any rule or regulation under the 1940 Act, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.
Pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, the Commission may issue an order permitting an affiliated person of or a principal underwriter for a registered investment company, acting as principal, to participate in or effect a transaction in connection with a joint enterprise or other joint arrangement or profit sharing plan in which the investment company participates. In reviewing applications submitted under Section 17(d) and Rule 17d-1, the Commission considers whether the participation of the investment company in a joint enterprise, joint arrangement or profit sharing plan is consistent with the provisions, policies, and purposes of the 1940 Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants.
V. DISCUSSION
A.    Background
1.    In its 1992 study entitled Protecting Investors: A Half Century of Investment Company Regulation (“Protecting Investors”), the Commission’s Division of Investment Management recognized that the 1940 Act imposes a rigid classification system that dictates many important regulatory consequences.2 For example, the characterization of a management company as “open-end” or “closed-end” has, historically, been crucial to the determination of the degree of liquidity the fund’s shareholders will have, and thus the liquidity required of the fund’s investments.
2.    Historically, except as noted below, there has been no middle ground between the two extremes of the open-end and the closed-end forms. Open-end funds have offered complete liquidity to their shareholders and thus required a high degree of liquidity of the underlying investment portfolio, while closed-end funds have been subject to requirements that in fact restrict the liquidity they are permitted to offer their investors. Under this bipolar system of regulation, neither form has provided the best vehicle for offering portfolios that have significant, but not complete, liquidity. In Protecting Investors, the staff of the Commission determined that, given the changes in the securities market since 1940 — in particular the emergence of semi-liquid investment opportunities — it was appropriate to re-examine the classification system and its regulatory requirements and that it would be appropriate to provide the opportunity for investment companies to “chart new territory” between the two extremes of the open-end and the closed-end forms, consistent with investor protection.3
3.    One exception to the open-end/closed-end dichotomy cited in Protecting Investors has been the so-called “prime rate fund.” Many of these funds, first introduced in 1988, invest in adjustable rate senior loans and provide shareholders liquidity through quarterly repurchases (“Closed-end Tender Offer Funds”).
4.    Shortly after Protecting Investors was published, the Commission proposed Rule 23c-3 under the 1940 Act, which provided flexibility to increase shareholder liquidity through periodic tender offers under simplified procedures.4 Rule 23c-3 was adopted in April 1993.5 Prime rate funds were cited in both Protecting Investors and the Rule 23c-3 Proposing Release as the prototype for the closed-end interval fund concept.6
5.    Developments since the initial closed-end interval funds make further innovation appropriate. Many funds either cannot or choose not to rely on Rule 23c-3. Therefore, there exist a large number of Closed-end Tender Offer Funds, which fall between open-end and closed-end designations in regard to their operations, but are not interval funds. Moreover, a number of precedents exist for the implementation of a multiple-class system substantially similar to that for which Applicants seek relief.7
2 Securities and Exchange Commission Staff Report, Protecting Investors (May 1992), at 421.
3 Id. at 424.
4 Inv. Co. Act Rel. No. 18869 (July 28, 1992) (the “Rule 23c-3 Proposing Release”).
5 Inv. Co. Act Rel. No. 19399 (April 7, 1993) (the “Rule 23c-3 Adopting Release”).
6 Protecting Investors, supra, at 439-40; 23c-3 Proposing Release at 7.
7 See, e.g., Archstone Alternative Solutions Fund, et al., Inv. Co. Act Rel. Nos. 31761 (August 14, 2015) (Notice) and 31817 (September 10, 2015)(Order), Corsair Opportunity Fund, et al., Inv. Co. Act Rel. Nos. 31454 (February 10, 2015) (Notice) and 31501 (March 10, 2015) (Order) and Morgan Creek Global Equity Long/Short Institutional Fund, et al., Inv. Co. Act Rel. Nos. 31369 (December 11, 2014) (Notice) and 31405 (January 6, 2015) (Order).

B.    Multiple Classes of Shares — Exemptions from Sections 18(c) and 18(i) under the 1940 Act
1.    Applicants request exemptive relief to the extent that the proposed issuance and sale of multiple Classes of the Fund may be deemed: (1) to result in the issuance of a “senior security” within the meaning of Section 18(g) of the 1940 Act and thus be prohibited by Section 18(c); and (2) to violate the equal voting provisions of Section 18(i) of the 1940 Act. The Applicants represent that no fund in a master-feeder structure will participate in the requested relief in this application.
2.    A registered closed-end investment company may have only one class of stock that is a senior security. In particular, Section 18(c) of the 1940 Act provides that:
[I]t shall be unlawful for any registered closed-end investment company . . . to issue or sell any senior security which is a stock if immediately thereafter such company will have outstanding more than one class of senior security which is a stock, except that (1) any such class of . . . stock may be issued in one or more series: provided, that no such series shall have a preference or priority over any other series upon the distribution of the assets of such registered closed-end company or in respect of the payment of interest or dividends . . .

3.    Section 18(i) of the 1940 Act provides that:
Except as provided in subsection (a) of this section, or as otherwise required by law, every share of stock hereafter issued by a registered management company . . . shall be a voting stock and have equal voting rights with every other outstanding voting stock; provided, that this subsection shall not apply . . . to shares issued in accordance with any rules, regulations, or orders which the Commission may make permitting such issue.

4.    The multiple class system proposed herein (the “Multiple Class System”) may result in one Class having “priority over [another] Class as to . . . payment of dividends” and having unequal voting rights, because under the Multiple Class System (1) Shareholders of different Classes may pay different Distribution Fees, different Services Fees, and any other expenses (as described above in Section I.3) that should be properly allocated to a particular Class, and (2) each Class would be entitled to exclusive voting rights with respect to matters solely related to that Class. Applicants state that the creation of multiple Classes of the Fund may thus be prohibited by Section 18(c) and may violate Section 18(i) of the 1940 Act.
5.    Applicants believe that the implementation of the Multiple Class System will provide the Applicants with the flexibility to create new Classes without having to create new funds. Applicants believe that Shareholders will benefit if new Classes with different pricing and expense structures are created providing Shareholders with enhanced investment options. Under the Multiple Class System, an investor will be able to choose the method of purchasing shares that the investor deems most beneficial, based on factors applicable to the investor. The proposed system would permit the Fund to facilitate the distribution of Classes through diverse distribution channels and would provide investors with a broader choice of Shareholder options.
6.    By contrast, if the Adviser was required to sponsor the organization of new, separate funds rather than new Classes, the creation of the new, separate funds would involve increased costs and administrative burdens borne by Shareholders, as compared to the creation of additional share Classes of the Fund.
7.    Under the Multiple Class System, holders of each Class may be relieved of a portion of the fixed costs normally associated with investing in investment companies because these costs potentially would be spread over a greater number of shares than they would be if the Classes were separate funds or portfolios. As the Fund grows in volume of assets, it is expected that investors will derive benefits from economies of scale that might not be available at smaller volumes.
8.    The Commission has long recognized that multiple class arrangements can be structured so that the concerns underlying the 1940 Act’s “senior security” provisions are satisfied. After having granted numerous exemptive orders (“multiple class exemptive orders”) to open-end management investment companies permitting those funds to issue two or more classes of shares representing interests in the same portfolio, in 1995, the Commission adopted Rule 18f-3 under the 1940 Act, which now permits open-end funds to maintain or create multiple classes without seeking individual multiple class exemptive orders, as long as certain conditions are met.8
9.    Applicants believe that the proposed Multiple Class System does not raise the concerns underlying Section 18 of the 1940 Act to any greater degree than open-end investment companies’ multiple class structures. The Multiple Class System does not relate to borrowings and will not adversely affect the Fund’s assets. In addition, the proposed system will not increase the speculative character of the Fund’s shares. Applicants also believe that the proposed allocation of expenses relating to distribution and voting rights is equitable and will not discriminate against any group or class of Shareholders.
10. Applicants believe that the rationale for and the conditions contained in Rule 18f-3 are as applicable to a closed-end investment company seeking to offer multiple classes of shares with varying distribution and service arrangements in a single portfolio as they are to open-end investment companies. The Fund will comply with the provisions of Rule 18f-3 as if it were an open-end investment company including, among others, the rule’s provisions relating to differences in expenses, special allocations of other expenses, voting rights, conversions and
8 See Inv. Co. Act Rel. No. 20915 (February 23, 1995). As adopted, Rule 18f-3 under the 1940 Act creates an exemption for open-end funds that issue multiple classes of shares with varying arrangements for the distribution of securities and the provision of services to shareholders. In connection with the adoption of Rule 18f-3, the Commission also amended Rule 12b-1 under the 1940 Act to clarify that each class of shares must have separate 12b-1 plan provisions. Moreover, any action on the 12b-1 plan (i.e., director or shareholder approval) must take place separately for each class. The Commission has adopted amendments to Rule 18f-3 that expand and clarify the methods by which a multiple class fund may allocate income, gains and losses, and expenses, and that clarify the shareholder voting provisions of the rule.

disclosure. In fact, the Fund will in many ways resemble an open-end investment company in its manner of operation and in the distribution of shares, except for differences related to Repurchases.
11. In particular, the Fund proposes to offer shares continuously at NAV. It is anticipated that differences among Classes will, as detailed above, relate largely to differences in distribution and service arrangements. Applicants note that open-end and closed-end funds are subject to different technical provisions governing the issuance of senior securities. However, those technical differences do not appear relevant here. While closed-end funds may not issue multiple classes of shares without exemptive relief, the Commission has granted specific exemptive relief to numerous similarly-situated closed-end funds.9 Provisions regulating the issuance by closed-end funds of debt or preferred stock should have no bearing on an application by a closed-end fund for an exemptive order permitting the issuance of multiple classes of shares. Therefore, Applicants propose to base the conditions under which the Fund would issue multiple Classes on those contained in Rule 18f-3.
12. Applicants believe that the proposed allocation of expenses and voting rights relating to the asset-based distribution and service fees applicable to classes of the Fund in the manner required by Rule 18f-3 is equitable and will not discriminate against any group of Shareholders. The Applicants are also aware of the need for full disclosure of the proposed Multiple Class System in its prospectus and of the differences among the various classes and the different expenses of each Class offered. Applicants represent that these distribution and/or service fees will comply with the provisions of the NASD Conduct Rule 2830. Applicants also represent that the Fund will disclose in its prospectus the fees, expenses and other characteristics of each Class offered for sale by the prospectus, as is required for open-end, multiple class funds under Form N-1A. As if it were an open-end management investment company, the Fund will disclose fund expenses borne by Shareholders during the reporting period in Shareholder reports10 and describe in its prospectus any arrangements that result in breakpoints in, or elimination of, sales loads.11 The Fund will include any such disclosures in its Shareholder reports and prospectuses to the extent required as if the Fund were an open-end fund. The Applicants will also comply with any requirements that may be adopted by the Commission or FINRA regarding disclosure at the point of sale and in transaction confirmations about the costs and conflicts of interest arising out of the distribution of open-end investment company shares, and regarding prospectus disclosure of
9 See, Archstone Alternative Solutions Fund, et al., Inv. Co. Act Rel. Nos. 31761 (August 14, 2015) (Notice) and 31817 (September 10, 2015)(Order), Corsair Opportunity Fund, et al., Inv. Co. Act Rel. Nos. 31454 (February 10, 2015) (Notice) and 31501 (March 10, 2015) (Order), and Morgan Creek Global Equity Long/Short Institutional Fund, et al., Inv. Co. Act Rel. Nos. 31369 (December 11, 2014) (Notice) and 31405 (January 6, 2015) (Order).
10 Shareholder Reports and Quarterly Portfolio Disclosure of Registered Management Investment Companies, Inv. Co. Act Rel. No. 26372 (Feb. 27, 2004) (adopting release).
11 Disclosure of Breakpoint Discounts by Mutual Funds, Inv. Co. Act Rel. No. 26464 (June 7, 2004) (adopting release).

sales loads and revenue sharing arrangements as if those requirements applied to the Fund.12 The Fund will contractually require that any distributor of the Fund’s shares comply with such requirements in connection with the distribution of Classes of the Fund.
Finally, in June 2006, the Commission adopted enhanced fee disclosure requirements for fund of funds including registered funds of hedge funds.13 Applicants will comply with all such applicable disclosure requirements.
13. The requested relief is substantially similar to prior exemptions granted by the Commission. Accordingly, Applicants believe that there is ample precedent for the implementation of a multiple-class system by the Fund. Applicants believe that the requested relief meets the standards of Section 6(c) of the 1940 Act.
C.    Distribution Fees and/or Service Fees.
1.    Applicants also request an order pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, to the extent necessary to permit the Fund to impose Distribution Fees and/or Service Fees (in a manner similar to Rule 12b-1 fees for an open-end investment company). Section 12(b) of the 1940 Act and Rule 12b-1 thereunder do not apply to closed-end investment companies. Accordingly, no provisions of the 1940 Act or the rules thereunder explicitly limit the ability of a closed-end fund to impose a Distribution Fee and/or Service Fee.
2.    Section 17(d) of the 1940 Act prohibits an affiliated person of a registered investment company or an affiliated person of such a person, acting as principal, from participating in or effecting any transaction in which such registered company is a joint or a joint and several participant, in contravention of Commission regulations. Rule 17d-1 provides that no joint transaction covered by the rule may be consummated unless the Commission issues an order upon application permitting the transaction.
3.    In reviewing applications pursuant to Section 17(d) and Rule 17d-1, the Commission considers whether an investment company’s participation in a joint enterprise or joint arrangement is consistent with the provisions, policies, and purposes of the 1940 Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants. Section 17(d) of the 1940 Act is intended to prevent or limit abuses arising from conflicts of interest; however, Section 17(d) itself does not prohibit any specific activities, but instead authorizes the Commission to approve rules to limit or prevent an investment company from being a joint participant on a different or less advantageous basis than other participants. Under Rule 17d-1, it is unlawful for an affiliated person of a registered investment
12 Self-Regulatory Organizations; Financial Industry Regulatory Authority, Inc.; Notice of Filing of Proposed Rule Change and Amendment No. 1 to Adopt NASD Rule 2830 as FINRA Rule 2341 (Investment Company Securities) in Consolidated FINRA Rulebook, Securities Exchange Act Release No. 64386 (May 3, 2011); Confirmation Requirements and Point of Sale Disclosure Requirements for Transactions in Certain Mutual Funds and Other Securities, and Other Confirmation Requirement Amendments, and Amendments to the Registration Form for Mutual Funds, Inv. Co. Act Rel. No. 26341 (Jan. 29, 2004) (proposing release).
13 Fund of Funds Investments, Inv. Co. Act Rel. Nos. 26198 (Oct. 1 2003) (proposing release) and 27399 (Jun. 20, 2006) (adopting release). See also Rules12d1-1, et seq. of the 1940 Act.

company, acting as principal, to participate in or effect any transaction in connection with a joint enterprise or other joint arrangement in which the investment company is a participant, without prior Commission approval. The protections provided for in Section 17(d) essentially allow the Commission to set standards for all transactions concerning an investment company and an affiliate which could be construed as self-dealing or overreaching by the affiliate to the detriment of the investment company.
4.    The Fund will comply with the protections for open-end investment companies developed and approved by the Commission in Rule 12b-1 in connection with its Distribution and Service Plan(s), if any, with respect to each class as if the Fund were an open-end investment company. Therefore, the Fund will participate in substantially the same way and under substantially the same conditions as would be the case with an open-end investment company imposing Distribution Fees and/or Service Fees under Rule 12b-1. Applicants note that, at the same time the Commission adopted Rule 12b-1,14 it also adopted Rule 17d-3 to provide an exemption from Section 17(d) and Rule 17d-1 to the extent necessary for arrangements between open-end funds and their affiliated persons or principal underwriters (or affiliated persons of such persons or principal underwriters) whereby payments are made by the open-end fund with respect to distribution, if such agreements are entered into in compliance with Rule 12b-1. In its adopting release, the Commission stated:
The Commission wishes to emphasize that it has no intention of categorizing certain transactions as raising the applicability of Section 17(d) and Rule 17d-3 of the 1940 Act. The Commission’s only comment is that to the extent that arrangements in which a fund pays for its distribution costs could involve the fund in a ‘joint enterprise’ with an affiliated person, and if such arrangements were entered into in compliance with rule 12b-1, the Commission sees no need for prior Commission review and approval of the arrangements.15

5.    Applicants believe that any Section 17(d) concerns the Commission might have in connection with the Fund’s financing the distribution of its Classes should be resolved by the Fund’s undertakings to comply with the provisions of Rule 12b-1 and Rule 17d-3 as if those rules applied to closed-end investment companies. Accordingly, Applicants undertake to comply, and undertake that the Fund’s Distribution Fees and Service Fees (if any) will comply, with the provisions of Rule 12b-1 and Rule 17d-3 as if those rules applied to closed-end investment companies.
D.    Contingent Deferred Sales Charges.
1.    Rule 6c-10 under the 1940 Act permits open-end investment companies to impose contingent deferred sales charges (“CDSCs”), subject to certain conditions. Although the Fund
14 See Bearing of Distribution Expenses by Mutual Funds, Inv. Co. Act Rel. No. 11414 (October 28, 1980).
15 Id. Fed. Sec. L. Rep. (CCH) at 83,733.

does not anticipate imposing CDSCs, the Applicants would only do so in compliance with Rule 6c-10 as if that rule applied to closed-end investment companies. The Fund also would make all required disclosures in accordance with the requirements of Form N-1A concerning CDSCs. Applicants further state that, in the event the Fund imposes CDSCs, the Fund will apply the CDSCs (and any waivers or scheduled variations of the CDSCs) uniformly to all Shareholders in a given class and consistently with the requirements of Rule 22d-1 under the 1940 Act. With respect to any waiver of, scheduled variation in, or elimination of the CDSC, the Fund will comply with the requirements of Rule 22d-1 under the 1940 Act as if the Fund were an open-end investment company.
VI. APPLICANTS’ CONDITION
The Applicants agree that any order granting the requested relief will be subject to the following condition:
Applicants will comply with the provisions of Rules 6c-10, 12b-1, 17d-3, 18f-3 and 22d-1 under the 1940 Act, as amended from time to time or replaced, as if those rules applied to closed-end management investment companies, and will comply with the NASD Conduct Rule 2830, as amended from time to time, as if that rule applied to all closed-end management investment companies.

VII. CORPORATE ACTION
The Fund’s Articles of Incorporation empowers the Board of the Fund to authorize and issue securities other than the Class W Shares as it determines to be necessary, desirable or appropriate, having such terms, rights, preferences, privileges, limitations and restrictions as the Board sees fit. The Board adopted resolutions for the Fund, attached hereto as Exhibit B, authorizing the Applicants to file the Application with the Commission.

VIII. CONCLUSION
1.    For the reasons stated above, Applicants submit that the exemptions requested are necessary and appropriate in the public interest and are consistent with the protection of investors and purposes fairly intended by the policy and provisions of the 1940 Act. Applicants desire that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.
2.    All of the requirements for execution and filing of this Application on behalf of the Applicants have been complied with in accordance with the organizational documents of the Applicants, and the undersigned officers of the Applicants are fully authorized to execute this Application. The verifications required by Rule 0-2(d) under the 1940 Act are attached to this Application.

AUTHORIZATION AND SIGNATURES
Pursuant to Rule 0-2(c) under the Act, Applicant states that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicant.
Prospect Investment Corporation

John F. Barry III is authorized to sign and file this document on behalf of Prospect Investment Corporation pursuant to the authority granted to him as Chief Executive Officer under the bylaws.

/s/ John F. Barry III
By: John F. Barry III
Title: Chief Executive Officer
Date: August 12, 2016

Pursuant to Rule 0-2(c) under the Act, Applicant states that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicant.

As Authorized Signatory of Prospect Capital Management L.P. (the “Adviser”), John F. Barry III is authorized to sign and file this document on behalf of the Adviser.

Prospect Capital Management L.P.

/s/ John F. Barry III
By: John F. Barry III
Title: Authorized Signatory
Date: August 12, 2016

Pursuant to Rule 0-2(c) under the Act, Applicant states that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicant.

List of Attachments and Exhibits

Exhibit A

1.     Verification of Prospect Investment Corporation
2.     Verification of Prospect Capital Management L.P.

Exhibit B

Resolutions

EXHIBIT A-1

VERIFICATION OF APPLICATION AND STATEMENT OF FACT

Prospect Investment Corporation

State of New York	)
)
County of New York	)

In accordance with Rule 0-2(d) under the Act, the undersigned states that he has duly executed the attached Application for an order for and on behalf of Prospect Investment Corporation (the “Fund”); that he is Chief Executive Officer of the Fund; and that all actions taken by him and other persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ John F. Barry III
By: John F. Barry III
Title: Chief Executive Officer
Date: August 12, 2016

EXHIBIT A-2

VERIFICATION OF APPLICATION AND STATEMENT OF FACT

Prospect Capital Management L.P.

State of New York	)
)
County of New York	)

In accordance with Rule 0-2(d) under the Act, the undersigned states that he has duly executed the attached Application for an order for and on behalf of Prospect Capital Management L.P.; that he is the Authorized Signatory of Prospect Capital Management L.P. and as such has the authority to sign and file this document on behalf of Prospect Capital Management L.P.; and that all actions taken by him and other persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ John F. Barry III
By: John F. Barry III
Title: Authorized Signatory
Date: August 12, 2016

EXHIBIT B

RESOLUTIONS OF BOARD OF DIRECTORS OF PROSPECT INVESTMENT CORPORATION

RESOLVED, that the appropriate officers of the Corporation be, and each of them hereby is, authorized, empowered and directed to prepare, execute and submit for filing with the Securities and Exchange Commission an application for an order of exemption (the “Exemptive Application”), and any amendments thereto, which would allow the Corporation to, among other things: offer multiple classes of shares of a closed-end fund, whereby such Exemptive Application shall be filed under Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), for an order granting exemptions from Sections 18(c) and 18(i) of the 1940 Act and rules thereunder as any such officer deems necessary or appropriate, all as more fully described in the Exemptive Application; and further

RESOLVED, that the appropriate officers of the Corporation be, and each of them hereby is, authorized to take all such action, and to execute and deliver all such instruments and documents, in the name and on behalf of the Corporation, as shall in his or her judgment be necessary, proper or advisable in order to arrange for the filing of the Exemptive Application and any amendments thereto, and all related exhibits, on behalf of the Corporation, and otherwise to fully carry out the intent and accomplish the purpose of the foregoing, the taking of any such action and the execution and delivery of any such instrument or document by any such officer to be conclusive evidence that the same has been authorized hereby.